UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08029044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peregrine C. Broadbent 212-284-2338
(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peregrine C. Broadbent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TARA LEVINE
Notary Public, State of New York
No. 02LE5076492
Qualified in New York County
Commission Expires April 21 2011

[signature]
Signature

Exec.VP and Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc., and subsidiaries (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC). This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the consolidated statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2007

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	328,451
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		630,504
Securities borrowed		15,979,789
Financial instruments owned, including securities pledged to creditors of $1,047,978		3,983,669
Securities purchased under agreements to resell		3,372,294
Investments in managed funds		3,771
Receivable from brokers, dealers and clearing organizations		197,161
Receivable from customers, officers, and directors		664,170
Due from affiliates		24,449
Premises and equipment		103,912
Goodwill		230,233
Other assets		356,142
Total assets	$	25,874,545
Liabilities and Stockholder's Equity		
Bank loans	$	160,131
Securities loaned		7,625,245
Financial instruments sold, not yet purchased		2,551,118
Securities sold under agreements to repurchase		11,325,562
Payable to brokers and dealers		634,829
Payable to customers		1,318,552
Accrued expenses and other liabilities		313,087
Due to affiliates		208,199
Total liabilities		24,136,723
Stockholder's equity:		
Class A common stock of $0.10 par value. Authorized, issued, and outstanding 11,000 shares		1
Additional paid-in capital		701,383
Other comprehensive loss		(56)
Retained earnings		1,036,494
Total stockholder's equity		1,737,822
Total liabilities and stockholder's equity	$	25,874,545

See accompanying notes to this consolidated statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organizational Structure

The accompanying consolidated statement of financial condition includes the accounts of Jefferies & Company, Inc. and its wholly owned subsidiaries (together, we or us), Jefferies Insurance Holdings LLC, and all other entities in which we have a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. (Parent). We operate and are managed as a single business segment, that of an institutional securities broker-dealer, which includes several types of financial services, such as principal and agency transactions in equity, high yield, convertible and international securities, as well as investment banking and fundamental research.

(b) Principles of Consolidation

Our policy is to consolidate all entities in which we own more than 50% of the outstanding voting stock and have control. In addition, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46(R)"), as revised, we consolidate entities which lack characteristics of an operating entity or business for which we are the primary beneficiary. Under FIN 46(R), the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied. In situations where we have significant influence but not control of an entity that does not qualify as a variable interest entity, we apply the equity method of accounting or fair value accounting. We also have formed nonconsolidated investment vehicles with third-party investors that are typically organized as limited partnerships. We act as general partner for these investment vehicles and have generally provided the third-party investors with termination or "kick-out" rights as defined by Emerging Issues Task Force ("EITF") 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.*

All material intercompany accounts and transactions are eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(d) Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are recorded in this caption.

(e) Securities Borrowed and Securities Loaned

Due to their short term nature, securities borrowed and securities loaned are carried at cost which approximates fair value. In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lend securities to other brokers and dealers for similar purposes. We have an active securities borrowed and lending matched book business in which we borrow securities from one party and lend them to another party. When we borrow securities, we generally provide cash to the lender as collateral, which is reflected in our Consolidated Statement of Financial Condition as securities borrowed. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statement of Financial Condition as securities loaned. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate.

(f) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Due to their short term nature, securities purchased under agreements to resell and securities sold under agreements to repurchase ("repos") are carried at cost which approximates fair value. Repos are treated as collateralized financing transactions and are recorded at their contracted repurchase amount which approximates fair value.

We monitor the fair value of the repos daily versus the related receivable or payable balances. Should the fair value of the repos decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

We carry repos on a net basis when permitted under the provisions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41").

(g) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased and Fair Value

Our financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. A description of our policies regarding fair value measurement and its application to these financial instruments follows. These instruments primarily represent our trading activities and include both cash and derivative products.

(Continued)

Definition of Fair Value

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The use of fair value to measure financial instruments is fundamental to our financial statements and is a critical accounting policy. Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that we and others are willing to pay for an asset. Ask prices represent the lowest price that we and others are willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, we do not require that fair value always be a predetermined point in the bid-ask range. Our policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets our best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair Value Hierarchy

We adopted FASB 157, *Fair Value Measurements* ("FASB 157"), as of the beginning of 2007. FASB 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The type of financial instruments included in Level I are highly liquid cash instruments with quoted prices such as G-7 government, agency securities, listed equities and money market securities, as well as listed derivative instruments;

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are corporate bonds, convertible bonds, municipal bonds and OTC derivatives;

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments that are included in this category generally include certain illiquid equity securities, loan commitments, investments, distressed debt, as well as certain highly structured OTC derivative contracts.

Valuation Process for Financial Instruments

The overall valuation process for financial instruments may include adjustments to valuations derived from pricing models. These adjustments may be made when, in management's judgment, either the size of the position in the financial instrument or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded (such as counterparty, credit, concentration or liquidity) require that an adjustment be made to the value derived from the pricing models. An adjustment may be made if a trade of a financial instrument is subject to sales restrictions that would result in a price less than the computed fair value measurement from a quoted market price. Additionally, an adjustment from the price derived from a model typically reflects management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider such an adjustment in pricing that same financial instrument.

Valuation Models Used to Determine Fair Value

Non derivative financial assets and liabilities presented at fair value and categorized as Level 3 are generally those that are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows models, market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Derivative financial instruments are generally those that are marked to model using relevant empirical data to estimate fair value. The models' inputs reflect assumptions that market participants would use in pricing the

instrument in a current period transaction and outcomes from the models represent an assumed exit price and expected future cash flows. Our valuation models are calibrated to the market on a frequent basis. The parameters and inputs are adjusted for assumptions about risk and current market conditions. Changes to inputs in valuation models are not necessarily changes to valuation methodologies; rather, the inputs are modified to reflect direct or indirect impacts on asset classes from changes in market conditions. Accordingly, results from valuation models in one period may not be indicative of future period measurements.

Derivatives

We have derivative financial instrument positions in exchange traded and over-the-counter option contracts, credit default swaps, foreign exchange forward contracts, and index futures contracts, which are measured at fair value. The gross contracted or notional amount of these contracts is not reflected in the Consolidated Statements of Financial Condition. We follow FIN No. 39, Offsetting Amounts Related to Certain Contracts ("FIN 39") and offset assets and liabilities in the Consolidated Statement of Financial Condition provided that the legal right of offset exists under a master netting agreement and that other requirements of FIN 39 are met. We also offset payables or receivables relating to the fair value of cash collateral received or paid associated with our derivative inventory, on a counterparty basis provided that all FIN 39 criteria are met.

(h) Investments in Managed Funds

Investments in managed funds include our investments in funds managed by us and our investments in third-party managed funds in which we are entitled to a portion of the management and/or performance fees. Investments in managed funds are accounted for on the equity method.

(i) Receivable from, and Payable to, Customers, Officers and Directors

Receivable from, and payable to, customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying Consolidated Statement of Financial Condition. Receivable from officers and directors represents balances arising from their individual security transactions. These transactions are subject to the same regulations as customer transactions and are provided on substantially the same terms.

(j) Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(Continued)

(k) Goodwill

At least annually, we assess whether goodwill has been impaired by comparing the estimated fair value, calculated based on earnings and book value multiples, of each business segment with its estimated net book value, by estimating the amount of stockholders' equity required to support each business segment. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. We completed our last impairment test on goodwill as of September 30, 2007, and no impairment was identified.

(l) Income Taxes

Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(m) Legal Reserves

We recognize a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum of the range of probable loss.

We record reserves related to legal proceedings in accrued expenses and other liabilities. Such reserves are established and maintained in accordance with FASB 5, *Accounting for Contingencies*, and FASB Interpretation No. 14, *Reasonable Estimation of the Amount of a Loss an Interpretation of FASB Statement No. 5*. The determination of these reserve amounts requires significant judgment on the part of management. Our management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

(n) Accounting and Regulatory Developments

FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of the beginning of 2007. The adoption of FIN 48 did not have a significant effect on our Consolidated Statement of Financial Condition.

FASB 157. In September 2006, the FASB issued FASB 157, *Fair Value Measurements* ("FASB 157"). FASB 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. FASB 157 reverses the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts where we cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, FASB 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, FASB 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of FASB 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of FASB 157 to existing derivative financial instruments measured under EITF Issue No. 02-3 and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. FASB 157 is effective for fiscal years beginning after November 15, 2007. We adopted FASB 157 as of the beginning of 2007. To determine the transition adjustment to opening retained earnings, we performed an analysis of existing derivative instruments measured under EITF Issue 02-3 and block discounts, and determined that there was no transition adjustment to opening retained earnings as of January 1, 2007.

FASB 159. In February 2007, the FASB issued FASB 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("FASB 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of FASB 159 are elective; however, the amendment to FASB 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities that own trading and available-for-sale securities. The fair value option created by FASB 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. FASB 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to opening retained earnings. FASB 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We adopted FASB 159 as of the beginning of 2007. We elected to apply the fair value option on loans and loan commitments made in connection with our investment banking activities ("loans and loan commitments"). Loans and loan commitments are included in financial instruments owned on the Consolidated Statement of Financial Condition. At the time of adoption, we did not have such loans and loan commitments outstanding, therefore there was no transition adjustment recorded to opening retained earnings. The fair value option was elected for loans and loan commitments because they are risk managed by us on a fair value basis.

FSP FIN 39-1. In April 2007, the FASB issued a Staff Position ("FSP") FIN No. 39-1, *Amendment of FASB Interpretation No. 39*. FSP FIN No. 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the statement of financial position. In addition, this FSP permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. The provisions of this FSP are consistent with our current accounting practice. This interpretation is effective for fiscal years beginning after November 15, 2007, with early application permitted. The adoption of FSP FIN No. 39-1 on January 1, 2008 did not have a material impact on our Consolidated Statement of Financial Condition.

SOP No. 07-1 and FSP FIN No. 46R-7. In June 2007, the American Institute of Certified Public Accountants issued Statement of Position No. 07-1, *Clarification of the Scope of the Audit and Accounting Guide 'Audits of Investment Companies' and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"). SOP 07-1 clarifies the scope of when an entity may apply the provisions of the AICPA Audit and Accounting Guide Investment Companies ("the Guide"). SOP 07-1 also provides guidance for determining whether the specialized industry accounting principles of the Guide should be retained in the financial statements of a parent company of an investment company or an equity method investor in an investment company, and includes certain disclosure requirements. In May 2007, the FASB issued FSP FIN No. 46R-7, *Application of FIN 46R to Investment Companies* ("FSP FIN 46R-7"). FSP FIN 46R-7 amends FIN 46R to make permanent the temporary deferral of the application of FIN 46R to entities within the scope of the revised Guide under SOP 07-1. FSP FIN 46R-7 is effective upon the adoption of SOP 07-1. In November, the FASB issued a proposed FSP SOP No. 07-1-a, *The Effective Date of AICPA Statement of Position 07-1,* which proposes to indefinitely defer the effective date for SOP 07-1 and, consequently, FSP FIN 46R-7. We are currently evaluating the potential impact of adopting SOP 07-1 and FSP FIN 46R-7 in light of the proposed FSP SOP No. 07-1-a.

FASB141(R). In December 2007, the FASB issued FASB 141 (revised 2007), *Business Combinations* ("FASB 141R"). Under FASB 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date for any business combination consummated after the effective date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, we will adopt FASB 141R effective January 1, 2009.

(Continued)

FASB160. In December 2007, the FASB issued FASB 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("FASB 160"). FASB 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, we will adopt FASB 160 effective January 1, 2009. We are currently evaluating the impact of FASB 160 on our Consolidated Statement of Financial Condition.

(o) Foreign Currency Transactions

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the end of a period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, if any, are included in other comprehensive income.

(p) Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Cash, Cash Equivalents, and Short-Term Investments

We generally invest our excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The following are financial instruments that are cash and cash equivalents or are deemed by our management to be generally readily convertible into cash as of December 31, 2007 (in thousands of dollars):

Cash in banks	$	38,451
Money market investments		290,000
Total cash and cash equivalents		328,451
Cash and securities segregated (1)		630,504
	$	958,955

(1) In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

(3) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2007 (in thousands of dollars):

		Financial instruments owned	Financial instruments sold, not yet purchased
Corporate equity securities	$	1,300,326	921,485
Corporate debt securities		1,586,252	1,137,388
U.S. Government and agency obligations		730,921	206,090
Mortgage backed securities		26,895	—
Derivatives		300,070	285,841
Investments at fair value		36,265	—
Other		2,940	314
	$	3,983,669	2,551,118

Financial instruments owned includes securities pledged to creditors. The following is a summary of the fair value of major categories of securities pledged to creditors as of December 31, 2007 (in thousands of dollars):

		Securities pledged to creditors
Corporate equity securities	$	945,855
Corporate debt securities		102,123
	$	1,047,978

At December 31, 2007, the approximate fair value of collateral received by us that may be sold or repledged by us was $19.0 billion. This collateral was received in connection with resale agreements and securities borrowings. At December 31, 2007, a substantial portion of this collateral received by us had been sold or repledged.

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2007 by level within the fair value hierarchy (in thousands of dollars):

		Level 1	Level 2	Level 3	Counterparty and cash collateral netting	Total
Assets:						
Securities	$	1,337,365	2,259,925	50,044	—	3,647,334
Derivative instruments		290,141	10,810	—	(881)	300,070
Investments at fair value		—	—	36,265	—	36,265
Total	$	1,627,506	2,270,735	86,309	(881)	3,983,669
Liabilities:						
Securities		957,415	1,307,862	—	—	2,265,277
Derivative instruments		239,879	33,914	12,929	(881)	285,841
Total		1,197,294	1,341,776	12,929	(881)	2,551,118

(4) Receivable From, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2007 (in thousands of dollars):

		Receivable	Payable
Securities failed to deliver / receive	$	146,827	115,470
Payable from trades in process of settlement, net		—	443,755
Receivable from / payable to clearing organizations		47,914	19,666
Other		2,420	55,938
	$	197,161	634,829

(5) Receivable from, and Payable to, Customers, Officers and Directors

The following is a summary of the major categories of receivables from customers as of December 31, 2007 (in thousands of dollars):

Customers (net of allowance for uncollectible accounts of $226)	$	653,809
Officers and directors		10,361
	$	664,170

Receivable from officers and directors represents standard margin loan balances arising from their individual security transactions. These transactions are subject to the same terms and conditions as customer transactions.

(6) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2007 (in thousands of dollars):

Furniture, fixtures, and equipment	$	162,700
Leasehold improvements		77,426
Total		240,126
Less accumulated depreciation and amortization		136,214
	$	103,912

(7) Goodwill

The following is a summary of goodwill activity for the year ended December 31, 2007 (in thousands of dollars):

		Year Ended December 31, 2007
Balance, beginning of year	$	193,946
Add: Contingent consideration		36,287
Balance, end of year	$	230,233

The acquisitions of Randall & Dewey and Quarterdeck Investment Partners, LLC each contained a five-year contingency for additional consideration to the selling owners, based on future revenues. This additional consideration is paid in cash annually by the Parent who does not seek reimbursement as such payment is deemed to be a capital contribution. There is no contractual dollar limit to the potential of additional consideration. During the quarter ended June 30, 2007, the Broadview International LLC contingency for additional consideration was modified and all remaining contingencies have been accrued for as of June 30, 2007. In addition, the Quarterdeck Investment Partners, LLC contingency for additional consideration expired on December 31, 2007.

None of the acquisitions listed above were considered material based on the small percentage each represents of our total assets, equity, revenues and net earnings.

(8) Income Taxes

Our operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax receivables are due from the Parent. We account for income taxes on a separate-return basis.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 are presented below (in thousands of dollars):

Deferred tax assets:		
Long-term compensation	$	199,208
State income taxes		589
Pension		111
Other		2,244
Sub-total		202,152
Valuation allowance		—
Total deferred tax assets	$	202,152
Deferred tax liabilities:		
Premises and equipment		1,579
Goodwill amortization		15,155
Investments		5,536
Other		3,725
Total deferred tax liabilities	$	25,995
Net deferred tax asset, included in other assets	$	176,157

There was no valuation allowance for deferred tax assets as of December 31, 2007. We believe it is more likely than not that we will generate sufficient taxable income in the future to realize the deferred tax asset.

Current income tax receivable of $1,054,000 is included in Other assets.

During 2007, we paid approximately $56.4 million and $0.2 million to the Parent and governmental agencies, respectively, to settle our separate company income tax liabilities.

The following table presents a reconciliation of gross unrecognized tax benefits between January 1, 2007 and December 31, 2007 (in thousands of dollars):

Balance at January 1, 2007	$	1,293
Additions for tax positions related to current year		2,167
Additions for tax positions related to prior year		2,839
Reductions for tax positions related to prior year		(154)
Settlements		—
Balance at December 31, 2007	$	6,145

(Continued)

We are subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. We file a consolidated U.S. Federal, and state combined or unitary income tax returns (California, New York State, New York City, Connecticut, Hawaii, Illinois, and Massachusetts), with our parent company Jefferies Group, Inc. In addition to filing state combined or unitary income tax returns, we also file other separate state income tax returns that are not consolidated with the parent company. We have concluded all U.S federal income tax matters for the years through 2000. Substantially all material state and local income tax matters have been concluded for the years through 1999. New York State and New York City income tax returns for the years 2001 through 2004 and 2000 through 2003, respectively, are currently under examination. The final outcome of these examinations is not yet determinable. However, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the results of operations or financial condition.

(9) Employee Benefit Plans

Certain employees of ours are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 56% equities, 41% fixed income and 3% other securities in 2007. Effective December 31, 2005, benefits under the pension plan have been frozen.

We also participate in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. We also participate in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(10) Related Party Transactions

We provide clearing and administrative services to Jefferies Execution Services, Inc. (a wholly owned subsidiary of the Parent).

We execute securities lending transactions with Jefferies Execution Services, Inc. and Jefferies International Limited, respectively, related to our Matched Book business.

Jefferies Execution Services, Inc. provides execution services to us.

Jefferies International Limited and Jefferies Pacific Limited provide various broker services to us.

We provide trading, clearing, and general and administrative services, which are reimbursed by JHYT, and prior to the Parent's reorganization of the high yield secondary market trading activities, Jefferies Partners Opportunity Fund LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC.

We were reimbursed by Jefferies Capital Partners, Burdett Buckeridge Young Limited, and Babson Capital, respectively, for general and administrative services.

Our employees participate in the share-based compensation plans of the Parent.

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below (in thousands of dollars):

		Assets	Liabilities
Amounts due from/ due to Parent	$	—	179,615
Amounts due from/ due to affiliates other than Parent		24,449	28,584
	$	24,449	208,199

Advances from the Parent are generally payable on demand. We believe amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if we operated as an unaffiliated entity. During 2007, we paid approximately $56.4 million to the Parent to settle our separate company income tax liabilities.

(11) Financial Instruments

Off-Balance Sheet Risk

We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, financial instruments sold but not yet purchased, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts, futures index contracts, commodities futures contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our Consolidated Statement of Financial Condition.

Derivative Financial Instruments

Our derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we may enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firmwide risk management policies.

We record trading derivative contracts at fair value.

The following table presents the fair value of derivatives at December 31, 2007. The fair value of assets/liabilities related to derivative contracts at December 31, 2007 represent our receivable/payable for derivative financial instruments:

		Assets	Liabilities
		(Dollars in thousands)	
Exchange traded futures	$	56	4,712
Option contracts		297,617	279,835
Swaps		2,383	355
Forward contracts		14	939
Total	$	300,070	285,841

Credit Risk

In the normal course of business, we are involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-vs-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a securities firm, our activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. We seek to control our credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

(12) Commitments, Contingencies and Guarantees

Standby Letters of Credit

In the normal course of business, we have letters of credit outstanding aggregating $38.2 million at December 31, 2007, mostly to satisfy various collateral requirements in lieu of depositing cash or securities. These letters of credit have a minimal carrying amount. As of December 31, 2007, there were no draw downs on these letters of credit.

(Continued)

Equity Commitments

On May 12, 2005, we committed to invest an aggregate of $1.5 million in JCP Partners IV L.L.C. and its related parallel funds. As of December 31, 2007, we funded approximately $750,000 of our aggregate commitment leaving $750,000 unfunded.

High Yield Loan Commitments

From time to time we make commitments to extend credit to investment-banking clients in loan syndication and acquisition-finance transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) as debt securities or loan commitments to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. As of December 31, 2007, we had $5.0 million of high yield loan commitments outstanding.

Other Commitments

As of December 31, 2007, we had commitments to invest up to $3.9 million in various other investments.

Derivative Contracts

In accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Such derivative contracts include credit default swaps (whereby a default or significant change in the credit quality of the underlying financial instrument may obligate us to make a payment) and written equity put options. At December 31, 2007, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $397.5 million. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At December 31, 2007, the fair value of such derivative contracts approximated $13.6 million. In addition, the derivative contracts deemed to meet the FIN 45 definition of a guarantee are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our risk management policies.

Other Guarantees

In the normal course of business we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote.

Contingences

Many aspects of our business involve risks of liability. In the normal course of business, we and our subsidiaries have been named as defendants or co-defendants in lawsuits primarily involving claims for damages. Our management believes that pending litigation will not have a material adverse effect on us.

(13) Leases

As a lessee, we lease certain premises and equipment under noncancelable agreements expiring at various dates through 2022 which are operating leases. Future minimum lease payments for all noncancelable operating leases at December 31, 2007 are as follows (in thousands of dollars):

		Gross	Sub-leases	Net
2008	$	38,438	6,617	31,821
2009		35,317	6,028	29,289
2010		34,738	5,784	28,954
2011		32,619	5,359	27,260
2012		30,104	5,525	24,579
Thereafter		144,452	14,704	129,748

(14) Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by Rule 15c3-1, which requires that we maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2007, we had net capital of $505,080,000, which was 46% of aggregate debit balances and $483,108,000 in excess of required net capital.

We are also subject to the customer protection requirements of SEC Rule 15c3-3. We had a customer reserve requirement of $457,729,000 as of December 31, 2007.

As a clearing broker we have agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the PAIB Reserve Formula). We had a reserve requirement of $4,769,000 under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2007.

END